Exhibit 3.9

Entity #

C16116-1998

Document Number:

20050283724-53

Date Filed:

7/21/2005 3:39:01 PM

In the office of

/s/ Dean Heller

Dean Heller

Secretary of State

DEAN HELLER Secretary of State 204 North Carson Street, Suite 1 Carson City, Nevada 89701-4299 (775) 684 5708 Website: secretaryofstate.biz

Certificate of Amendment (PURSUANT TO NRS 92A.200)

Important: Read attached instructions before completing form.
ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 780.390 – After Issuance of Stock)

1.	Name of corporation:
NAVITRAK INTERNATIONAL CORPORATION
2.	The articles have been amended as follows (provide article numbers, if available):

Article IV. The capital stock of this corporation shall consist of 100,000,000 shares of common stock, each with a par value of $0.001 and 10,000,000 shares of preferred stock, each with a par value of $0.001. Each share of common stock shall be entitled to one vote. To the fullest extent permitted by the laws of the State of Nevada, as the same now exist or may be hereafter amended or suspended, the Board of Directors, may, by resolution without further approval from the Corporation’s stockholders, issue the preferred stock of the Corporation from time to time, in one or more classes or series and fix and determine the voting powers, designations, preferences, limitations, restrictions and relative rights of the preferred stock of the Corporation.

Article XIII. Unless the laws of the State of Nevada or the rules of any stock exchange or quotation system upon which the Corporation’s securities are traded or quoted from time-to-time require a different proportion, ten percent of the voting power, including the voting power that is present in person or by proxy, regardless of whether the proxy has authority to vote on all matters, shall constitute a quorum for the transaction of business at meetings of the stockholders of the Corporation.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 53%                *

4.	Effective date of filing (optional):
(must not be later than 90 days after the certificate is filed)
5.	Officer Signature (required):	/s/ Robert Knight

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.	Nevada Secretary of State AM 78.385 Amend 2003 Revised on: 11/03/03